This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Bassett Ventures Inc.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 4, 2006

Item 3.

Press Release

May 4, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Bassett Ventures Inc. is pleased to announce a non-brokered private placement of up to 5,000,000 units (“Unit”) at a price of CDN$0.12 per unit for total gross proceeds of CDN$600,000. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant (“Warrant”).  Each Warrant will entitle the holder to purchase one additional common share at a price of CDN$0.12 per share for twelve months from the date of issuance and CDN$0.15 per share thereafter, to a maximum of two years from the date of issuance. A commission of 7% may be payable on a portion of the private placement. The proceeds will be used for general working capital purposes.

Item 5.

Full Description of Material Change

Please see Item 4.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

President

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration